March 17, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Offices of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Double Crown Resources, Inc. Correspondence dated March 11, 2014 File No. 000-53389

TO WHOM IT MAY CONCERN:

On behalf of Double Crown Resources, Inc., a Nevada corporation (the “Company”), we submit this letter in response to the Securities and Exchange Commission letter dated March 11, 2014 (the “SEC Letter”) regarding the revocation of registration of Patrick Rodgers, CPA, PA by the Public Company Accounting Oversight Board (“PCAOB”). Patrick Rodgers, CPA, PA audited the Company’s financial statements for the year ended December 31, 2012. In response to the SEC Letter, the Company has taken, or will take, the following actions:

1.
We have engaged our current registered auditor to re-audit the financial statements for the year ended December 31, 2012. The re-audited 2012 financial statements and audit report and consent from the current independent auditor will be included with the Form 10-K for the year ended December 31, 2013.

2.
We have disclosed in our Form 10-K for the year ended December 31, 2013 (under Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure) that the PCAOB has revoked the registration of our prior auditor, Patrick Rodgers, CPA, PA. We have described the circumstances surrounding his resignation as our auditor and his revocation of registration by the PCAOB.

3.	Our Form 10-K for the year ended December 31, 2013, including the items discussed above, will be filed on or before the filing deadline, or any applicable extension.

We believe this response letter addresses the concerns raised by the SEC Letter. If you have any additional questions or concerns, please contact us.

Sincerely,

Double Crown Resources, Inc.

By: /s/ Jerold S. Drew
Jerold S. Drew, CEO

DOUBLE CROWN RESOURCES, INC. (OTCQB: DDCC)
10120 S. Eastern Ave, Suite 200 Henderson, Nevada 89052 Email: Info@doublecrownresources.com		Telephone: (707) 961-6016 Facsimile Transmission: (707) 961-2066 Website: www.doublecrownresources.com